RYVYL Inc.

3131 Camino Del Rio North, Suite 1400

San Diego, CA 92108

VIA EDGAR

August 10, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Tony Watson and Suying Li

Re:   RYVYL Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed April 17, 2023

File No. 1-34294

Dear Tony Watson:

RYVYL Inc. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on July 11, 2023 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K filed with the Commission on April 17, 2023 (the “Form 10-K”).

Concurrently with this response letter, the Company is filing Amendment No. 1 to the Form 10-K (“Amendment No. 1”) via EDGAR. Amendment No. 1 includes revisions made in response to the comments of the Staff in the Comment Letter.

For the Staff’s convenience, we have repeated the Staff’s comments in bold, and have followed each comment with the Company’s response. References in the responses to page numbers and section headings refer to page numbers and section headings of Amendment No. 1.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9A. Controls and Procedures, page 29

1.

Please provide the disclosures required in Item 308(a) of Regulation S-K related to management’s annual report on internal control over financial reporting as of the end of your most recent fiscal year.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 29.

Notes to Consolidated Financial Statements

Note 3. Restatement of Consolidated Financial Statements, page F-13

2.

Please tell us your consideration of labeling your statement of operations, statement of changes in stockholders’ equity and statement of cash flows for the year ended December 31, 2021 as “Restated” and disclosing the effect of the correction on each financial statement line item. Refer to ASC 250-10-45-23 and ASC 250-10-50-7. Please have your auditor revise their report to reference the restatement in accordance with paragraph 18e of AS 3101.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s auditor has revised its report on pages F-2 and F-14 through F-17.

Note 15. Segment Reporting, page F-34

3.

It appears operating income or (loss) is the measure of profit and loss used by management to evaluate segment performance and allocate resources to the segments. Please disclose operating income or (loss) and depreciation and amortization expense for each reportable segment. Please reconcile the total of the reportable segments’ measures of profit or loss to your consolidated income before income taxes and discontinued operations. Please reconcile the total of reportable segments’ assets to your consociated assets. Refer to ASC 280-10-50-22 and 50-30.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-34.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Sarah E. Williams, Esq., at swilliams@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

      /s/ Fredi Nisan

Fredi Nisan

Chief Executive Officer